FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                                SYNGENTA AG

"SUMMARY OF AMENDMENTS TO SYNGENTA’S EQUITY PLAN RULES”

Herewith we furnish a document detailing recent changes to the rules of the equity plans of Syngenta AG. The full text of the document is the following:
# # #

November 17, 2011

Form 6-K: Summary of amendments to Syngenta’s equity plan rules

The following summarizes the amendments made to Syngenta’s equity plans since 12 October 2009. All changes have been approved by Syngenta’s Compensation Committee on the dates noted in each heading. Copies of the plans, as amended, have been made available to each plan participants.

1	Definitions
The following acronyms are used in this document:
ADS	American Depository Share
DSP	Deferred Share Plan
LTIP	Long-term Incentive Plan
RSU	Restricted Stock Units
STI	Short-Term Incentive

2	Leaver Provisions: Amended 12 October 2009

2.1	Previous LTIP and DSP rules
According to previous plan rules participants who leave the Company as a result of resignation or termination forfeit allunvested LTIP options, RSU and matching shares under the DSP.

Forfeiture occurs when actual employment ends.

2.2	Amended LTIP and DSP rules
Under the new plan rules options, RSU and matching shares will lapse on the date notice is given. Under new LTIP and DSP rules, eligibility to participate in the plan is also restricted to individuals who are not subject to a notice of termination.

3	Change of Control Provisions: Amended 18 October 2010

3.1	Previous plan rules
Under the DSP, deferred shares and matching shares vest immediately in the event of a change of control or liquidation of Syngenta in accordance with the plan rules. The LTIP rules however were different: under the LTIP rules the Compensation Committee or the Board had the authority to decide the treatment of RSU and options in these events as described below:

“In the event of change in control (as defined below) or in the case of the liquidation of Syngenta AG, the terms of outstanding Options and RSUs may be amended or modified by the Board or the Compensation Committee if deemed reasonable and adequate.”

As a result different procedures would apply to the two plans and therefore it was appropriate to align the applicable rules.

3.2	Amended plan LTIP rules
Syngenta amended the LTIP to provide:

“In the event of change in control (as defined below) or in the case of the liquidation of Syngenta AG, all outstanding RSUs will be converted into Shares and granted to the Participant. The vesting period pursuant to Article 14 will be waived. All outstanding Options will immediately vest and will be exercisable. The vesting period pursuant to Article 8 will be waived. The terms and conditions for exercising all vested Options will be defined by the Compensation Committee as deemed adequate and reasonable.“

4	Tax and Social Security Provisions: Amended 16 May 2011

4.1	Previous LTIP and DSP rules

4.2
Participants were previously offered the choice to settle the tax liability arising when their LTIP or DSP awards were vested by either selling shares or paying the tax liability through payroll.This choice was only provided if the Company had a legal tax withholding obligation. Amended LTIP and DSP rules

Syngenta approved a “sell to cover” only process that applies generally to participants where the Company has a legal tax withholding obligation.

5
The new approach will apply to prior as well as future grants from the 2012 vesting date. The process will also apply to any sign-on awards have different vesting dates. Eligibility: Amended 16 May 2011

5.1	Previous DSP plan rules
Under previous rules, DSP eligibility was determined by employment status as per the end of the Incentive Year:

“Share Awards/Shares will be granted to selected senior executives, who have an ongoing employment contract with Syngenta (not subject to notice of termination status) at the end of the Incentive Year.”

5.2	Amended DSP plan rules
The DSP regulations were aligned with the LTIP regulations, as follows:

“Share Awards/Shares will be granted to selected senior executives, who have an ongoing employment contract with Syngenta (not subject to notice of termination status) at the Grant Date.”

6	Grant Value Calculation: Amended 19 July 2011

6.1	Previous LTIP and DSP rules
Previous LTIP and DSP regulations stipulated that the grant value of shares and the exercise price of options will be determined by one of two methods, as follows:

“The grant value (or the exercise price) shall be equal to:

-	the weighted average share prices of the underlying share at the SIX Swiss Exchange (ADS at NYSE) of the five business days preceding the grant date, or
-	the closing share price at the SIX Swiss Exchange (ADS at NYSE) at the date of grant.”

6.2	Amended LTIP and DSP rules
Under the new LTIP and DSP rules only one method will apply, i.e. the closing price on the grant date will be used to determine grant value and exercise price.

7	Consequences of Failure to Submit Participation Form: Amended 17 October 2011

7.1	Previous DSP rules
The previous wording of Article 7 of the DSP regulations provides that:

“Failure to submit the Participation Form results in the forfeiture of the part of the STI Award that would otherwise be granted as Mandatory Shares/Share Awards.”

7.2	Amended DSP rules
Syngenta amended the plan rules to delete this provision which was replaced with the following wording:

"Failure to submit the Participation Form will result in the forfeiture of the part of the STI Award that would otherwise be granted as Voluntary Share Awards and the relevant portion of the STI Award will be paid out in cash.”

Article 7 of the DSP was also amended to provide:

“Mandatory Share Awards, if applicable, are granted irrespective of the Eligible Persons submitting a completed Participation Form.”

Finally, Article 21 of the DSP was also amended to provide:

“In the event that the Participation Form is not submitted on time the Eligible Person is deemed to have accepted the Plan on the date following the submission date.”

8	Date of Chairman and non-executive Director share grants: Amended 17 October 2011

8.1	Previous non-executive director share plan rules
The quarterly fee of the Chairman is payable in February, May, August and November. Pursuant to the contractual agreement, the share portion of the fee has been granted on the 20th day of the month, based on the average share price of five preceding business days.

The annual fee of non-executive Directors is payable in June. Pursuant to the rules of the share plan for non-executive directors, the share portion of the fee has been granted on the 20th day of the month, based on the average share price of five preceding business days.

8.2	Amended Chairman and non-executive Director share plan rules
Under amended plan rules, all grants are made on the 15th day of the relevant month, based on the average share price of the five business days preceding that date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	November 17, 2011	By:	/s/ Claire Glover
			Name:	Claire Glover
			Title:	Head Global Equity Plan Management

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel